Exhibit 99.2

MER TELEMANAGEMENT SOLUTIONS LTD.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoint(s) Eytan Bar and Alon Mualem, or either of them, attorneys or attorney of the undersigned, for and in the name(s) of the undersigned, with full power of substitution and revocation in each to vote any and all ordinary shares, par value NIS 0.01 per share, of MER Telemanagement Solutions Ltd. (the “Company”), which the undersigned would be entitled to vote as fully as the undersigned could if personally present at the Annual General Meeting of Shareholders of the Company to be held on August 7, 2013 at 10:30 a.m. (Israel time) at the principal offices of the Company, 14 Hatidhar Street, Ra’anana 43665, Israel and at any adjournment or adjournments thereof, and hereby revoking any prior proxies to vote said shares, upon the following items of business more fully described in the notice of and proxy statement for such Annual General Meeting (receipt of which is hereby acknowledged):

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS SPECIFIED ON THE REVERSE. IF NO DIRECTION IS GIVEN, THIS PROXY WILL BE VOTED FOR (i) THE ELECTION OF THE NOMINEES FOR DIRECTOR IN PROPOSAL 1 AND (ii) PROPOSALS 2 THROUGH 8.

VOTES  CAST FOR ITEMS  2,  3,  6  OR 7 WILL NOT  BE  COUNTED TO  THE  EXTENT A PERSONAL INTEREST INDICATION IS REQUIRED UNLESS “YES” OR “NO” HAS BEEN SPECIFIED AS TO WHETHER THE SHAREHOLDER HAS A PERSONAL INTEREST WITH RESPECT TO THE PROPOSAL.

(Continued and to be signed on the reverse side)	14475

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

MER TELEMANAGEMENT SOLUTIONS LTD.

August 7, 2013

GO GREEN

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Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.

  Please detach along perforated line and mail in the envelope provided.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ELECTION OF DIRECTORS IN PROPOSAL 1 AND PROPOSALS 2 THROUGH 8.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.	To elect six directors for terms expiring at the Company’s 2014 Annual General Meeting of Shareholders.	FOR	AGAINST	ABSTAIN
	CHAIM MER	☐	☐	☐			FOR	AGAINST	ABSTAIN
	ISAAC BEN-BASSAT	☐	☐	☐	3.	To approve the compensation policy for the Company’s directors and officers.	☐	☐	☐
	ROGER CHALLEN	☐	☐	☐			YES	NO
	STEVEN J. GLUSBAND	☐	☐	☐	Are you (a) a controlling shareholder of the Company; or (b) do you have a personal interest in the approval of the Company’s compensation policy?		☐	☐
	YAACOV GOLDMAN	☐	☐	☐
	LIOR SALANSKY	☐	☐	☐			FOR	AGAINST	ABSTAIN
Pursuant to Israeli law, in order to ensure specific majority requirements we are required to ask you if you have a personal interest (as described in the proxy statement) with respect to Items 2 and 3.					4.	To approve amendments to the Company’s 2003 Israeli Share Option Plan.	☐	☐	☐
		FOR	AGAINST	ABSTAIN	5.	To approve amendments to the Company’s 2006 Stock Option Plan.	☐	☐	☐
2.	To re-elect Mr. Eytan Barak as an outside director (as such term is defined in the Israeli Companies Law) for a third three-year term and to approve his terms of service.	☐	☐	☐
Pursuant to Israeli law, in order to ensure specific majority requirements we are required to ask you if you have a personal interest (as described in the proxy statement) with respect to Items 6 and 7.

		YES	NO				FOR	AGAINST	ABSTAIN
Are you (a) a controlling shareholder of the Company; or (b) do you have a personal interest in the re-election of Mr. Barak as a result of your relationship with the controlling shareholder?		☐	☐		6.	To approve the grant of options and the 2013-2014 bonus plan for Mr. Eytan Bar, our chief executive officer.	☐	☐	☐
							YES	NO
					Are you (a) a controlling shareholder of the Company; or (b) do you have a personal interest in the approval of the grant of options and the 2013-2014 bonus plan for Mr. Bar?		☐	☐
							FOR	AGAINST	ABSTAIN
					7.	Subject to his re-election, to approve the grant of options to Mr. Lior Salansky, a director nominee.	☐	☐	☐
							YES	NO
					Are you (a) a controlling shareholder of the Company; or (b) do you have a personal interest in the approval of the grant of options to Mr. Salansky?		☐	☐
							FOR	AGAINST	ABSTAIN
8.
To ratify and approve the reappointment of Kost Forer Gabbay & Kasierer, registered public accountants, a member of Ernst & Young Global, as the Company’s independent registered public accountants for the year ending December 31, 2013, and to authorize the Company’s Board of Directors to delegate to the Audit Committee the authority to fix such independent registered public accountants’ compensation in accordance with the volume and nature of their services.
							☐	☐	☐

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☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:
Note:
Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.